SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 3)
Avocent Corporation
(Name of Subject Company)
Avocent Corporation
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

053893103
(CUSIP Number of Class of Securities)
Samuel F. Saracino
Executive Vice President of Legal and Corporate Affairs,
General Counsel, and Secretary
Avocent Corporation
4991 Corporate Dr.
Huntsville, AL 35805
(256) 430-4000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, WA 98104 (206) 883-2500	Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2009, as amended by Amendment No. 1 filed on October 16, 2009 and as amended by Amendment No. 2 filed on October 29, 2009 (as previously filed with the SEC and as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Avocent Corporation, a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by Globe Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Emerson Electric Co., a Missouri corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO dated October 15, 2009, as amended by Amendment No. 1 filed on October 28, 2009 (as previously filed with the SEC, and as the same may be further amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2009 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.
This Amendment No. 3 is being filed to reflect certain updates as reflected below.
Item 4. The Solicitation or Recommendation
1. The last two sentences of the fourth full paragraph on page 26, within section “(d) Opinion of Avocent’s Financial Advisor,” are replaced in their entirety with the following sentences:
     “In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services for Parent (none of which pertained to the Company) and has received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory or other financing services to Parent in the future and would receive fees for the rendering of these services; however, Morgan Stanley is not currently engaged to provide any such services to the Company, Parent or their respective affiliates.”
2. The first sentence of the fifth full paragraph on page 26, within section “(d) Opinion of Avocent’s Financial Advisor,” is replaced in its entirety with the following sentence:
     “Pursuant to the terms of Morgan Stanley’s engagement letter with the Company, the Company has agreed to pay Morgan Stanley a transaction fee of approximately $16,200,000, $1,500,000 of which became payable upon delivery of Morgan Stanley’s fairness opinion described herein and the remainder of which will be payable upon consummation of the Offer.”
3. The second full paragraph under the subheading “Discounted Cash Flow Analysis” on page 25, within section “(d) Opinion of Avocent’s Financial Advisor,” is replaced in its entirety with the following:
     “Using the management projections and equity research analyst estimates for 2009 to 2012 as a basis, Morgan Stanley performed a discounted cash flow analysis to determine the present value of the free cash flows that the Company could generate from September 30, 2009 and beyond. The discounted cash flow analysis determined the discounted present value of the unleveraged free cash flow generated over the period covered by the financial forecasts and then added a terminal value based on a perpetual growth rate ranging from 2.0% — 3.0%, which was selected by Morgan Stanley based on the long term growth prospects of the industry in which the Company operated. Morgan Stanley assumed a discount rate of 10.5% — 11.5% based on the higher weighted average cost of capital for a company having the capitalization of the Company. This resulted in a valuation range for the Shares of $24 to $30 per share based on management projections and $22 to $27 per share based on equity research analyst estimates. Morgan Stanley noted that the consideration to be received by holders of the Shares in the Offer and the Merger was $25.00 per share.”

4. The following sentences are inserted after the first sentence of the second full paragraph on page 32, within section “Item 8. Additional Information — Projected Financial Information,”:
     “The financial projections set forth in the table below were delivered to Parent in connection with its due diligence review, to Morgan Stanley for purposes of its fairness analysis and to our Board of Directors in connection with its assessment of the proposed transaction. These financial projections are based on a preliminary financial plan that was presented to our Board of Directors at its meeting on August 5, 2009. As part of our normal budgeting process, that preliminary plan was refined to reflect our recent financial performance and current expectations regarding information technology spending, additional management scrutiny and insight, and updated views of our future financial prospects based, in part, on expense requirements to fund strategic initiatives discussed at the August 5 Board meeting. That refinement process resulted in lower revenue and expense projections as compared to the preliminary plan (although all such revenue and expense reductions were less than 10%), and resulted in the financial projections summarized below which were provided to Parent and Morgan Stanley as described above.”
5. The following sentences are inserted at the end of the first full paragraph on page 16, within section “(b) Background”:
     “In connection with Parent’s due diligence review, we provided Parent with management’s 2010 — 2012 financial plan, as of September 18, 2009. (See Item 8. “Additional Information — Projected Financial Information” for a discussion of management’s process to refine and update the 2010 — 2012 financial plan.)”
6. The following sentences are inserted after the second sentence of the third full paragraph on page 17, within section “(b) Background”:
     “Specifically, for accounting and retention purposes, Parent proposed that, rather than providing cash consideration for each outstanding restricted stock unit, each outstanding restricted stock unit held by an employee or consultant (other than a non-employee director) would be converted into a restricted stock unit to acquire Parent stock. This new proposal was expected to have minimal, if any, financial impact on our officers and directors, but it could provide continuing incentive to those employees and consultants retained by Parent subsequent to the closing of the transaction.”
7. Under the subheading “Comparable Companies Analysis,” the fifth full paragraph on page 23, within section “(d) Opinion of Avocent’s Financial Advisor,” is replaced in its entirety with the following:
     “Morgan Stanley performed a comparable companies analysis, which attempted to provide an implied value for the Company by comparing it to similar publicly-traded companies. Morgan Stanley compared certain financial information of the Company with equivalent publicly available consensus estimates for companies that shared similar business characteristics, including operations, financial profiles and product portfolios, such as those specializing in data center hardware and systems management software. These companies are as follows:”
8. Under the subheading “Leveraged Buyout Analysis,” the third full paragraph on page 25, within section “(d) Opinion of Avocent’s Financial Advisor,” is replaced in its entirety with the following:
     “Morgan Stanley also analyzed the Company from the perspective of a potential purchaser that was a financial buyer that would effect a leveraged buyout of the Company. Morgan Stanley used management projections and equity research analyst estimates for 2009 to 2012 as a basis for this analysis. Based on its experience, Morgan Stanley assumed that a financial sponsor could monetize its investment in the Company in 2014 at an aggregate value range that represented a multiple based on the Company’s historical trading multiples over the prior three-year period of 6.0x to 7.0x forecasted 2015 EBITDA. These multiples were based upon the relevant one and two-year average multiples for the Company. Morgan Stanley added the Company’s forecasted 2014 cash balance and subtracted the Company’s forecasted 2014 debt outstanding (both figures were derived based on growth assumptions applied to the Company’s 2010 — 2012 projections) to calculate the Company’s calendar year 2014 equity value range. Based on the Company’s assumed 2014 equity value range Morgan Stanley derived a valuation range for the Shares of $15 to $20 per share based on management projections and $13 to $17 per share based on equity research analyst estimates, representing implied values per share that a financial sponsor might be willing to pay to acquire the Company. Morgan Stanley noted that the consideration to be received by holders of Shares in the Offer and the Merger was $25.00 per share.”
9. Under the subheading “Premia Paid Analysis,” the following sentence is inserted after the second sentence of the fourth full paragraph on page 25, within section “(d) Opinion of Avocent’s Financial Advisor”:
     “Morgan Stanley noted that the quarterly mean for premia paid during this period for the selected transactions ranged from 28.9% to 35.4%.”
10. The first sentence of the second full paragraph of section “(b) Background,” which begins on page 10, is replaced in its entirety with the following sentence:
     “In late January 2008, David N. Farr, Chairman, Chief Executive Officer and President of Parent, contacted Edwin L. Harper, our then-newly appointed Chairman, to introduce himself and congratulate Mr. Harper on his appointment and discuss ways in which Parent and the Company could possibly work together.”
11. The following sentence is inserted following the second sentence in the last paragraph that begins on page 11, within section “(b) Background”:
     “Mr. Borman specifically chose Sponsor B based on his knowledge of Sponsor B’s high level of activity in technology and related growth industries, his understanding of Sponsor B’s ability to finance an acquisition of the entire Company and his prior experience with members of Sponsor B’s team.”
12. The following sentence is inserted following the second sentence in the third full paragraph on page 14, within section “(b) Background”:
     “The potential strategic buyer was selected based upon Morgan Stanley’s assessment that it was one of the few companies that might be interested in acquiring the Company in its entirety.”
13. The first sentence of the fourth full paragraph on page 14, within section “(b) Background,” is replaced in its entirety with the following sentence:
     “On August 26 and 27, 2009, representatives of Morgan Stanley contacted the potential strategic buyer and financial sponsors to request that they deliver proposals to acquire the Company by the week of September 7, 2009, and that such proposals should convey each party’s best and final offer price.”
14. The second sentence of the fourth full paragraph on page 23 under the subheading “Analyst Price Targets,” within section “(d) Opinion of Avocent’s Financial Advisor,” is replaced in its entirety with the following sentence:
     “Morgan Stanley discounted these price targets by an estimated cost of equity of 11%, based on industry standards and the experience of Morgan Stanley.”
15. The following sentence is inserted following the second sentence of the first full paragraph on page 25 under the subheading “Future Stock Price Analysis,” within section “(d) Opinion of Avocent’s Financial Advisor”:
     “The price-to-earnings multiple of 10.0x — 12.0x and the estimated cost of equity of 11% were selected based on industry standards and the experience of Morgan Stanley.”
Item 8. Additional Information.
The eleventh paragraph of Item 8, under the section captioned “Antitrust,” is hereby amended and restated as follows:
     “Hungary. The acquisition of Shares pursuant to the Offer is subject to the Hungarian Competition Act (Act LVII of 1996 on the prohibition of unfair and restrictive commercial practices). Parent submitted a complete notification (the

“Hungarian Notification”) with respect to the Offer to the Hungarian Competition Office (Gazdasági Versenyhivatal, or “GVH”) on November 2, 2009. The GVH will decide upon the Hungarian Notification either in a simplified proceeding or in a full proceeding. In case of a simplified proceeding, the GVH shall pass its resolution on the merits within 35 working days as of the filing of the Hungarian Notification, which deadline may be prolonged by the GVH once by 15 working days. In case of a full proceeding, the GVH shall pass its resolution on the merits within four months as of the filing of the Hungarian Notification, which deadline may be prolonged by the GVH once by 45 working days. In its resolution on the merits, the GVH may (i) approve the acquisition, or (ii) set conditions for the approval or prescribe certain obligations for Emerson, or (iii) decline approval.”
The section of Item 8 captioned “Litigation” is hereby amended and restated as follows:
     “Litigation. On October 20, 2009, a purported class action complaint was filed by plaintiff Annette Paluska in the Court of Chancery of the State of Delaware against the Company, all of its current directors, Purchaser and Parent. Plaintiff asserted that she was a stockholder of the Company and filed the lawsuit purportedly on behalf of herself and a class consisting of all public stockholders of the Company. Among other things, the complaint, captioned Paluska v. Avocent Corporation, et al., alleges that (i) the Company’s Board of Directors breached the fiduciary duties owed to the Company’s stockholders in connection with the approval of the Merger, (ii) the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders by disseminating inadequate and materially misleading information in connection with the filing of the Schedule 14D-9 Solicitation/Recommendation Statement on October 15, 2009 and (iii) the Company, Parent and Purchaser aided and abetted the Company’s Board of Directors in such breaches. The complaint seeks class certification, certain forms of equitable relief, including enjoining the consummation of the Merger, and unspecified damages. Simultaneous with the filing of the complaint, the plaintiff also filed a motion for expedited proceedings and a motion for a preliminary injunction to enjoin the consummation of the Merger. A hearing on the plaintiff’s motion for a preliminary injunction was scheduled for November 6, 2009 but was subsequently taken off the court’s calendar at the parties’ request. The parties have commenced discovery.
     Also on October 20, 2009, a purported class action complaint was filed in the Circuit Court of Madison County, Alabama by plaintiff New World Investors against the Company, all of its current directors and Parent. Plaintiff asserted that it was a stockholder of the Company and filed the lawsuit purportedly on behalf of itself and a class consisting of all other stockholders of the Company. Among other things, the complaint, captioned New World Investors v. Michael J. Borman, et al., alleges that (i) the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders in connection with the approval of the Merger, (ii) the Company and the Company’s Board of Directors breached fiduciary duties owed to the Company’s stockholders by disseminating inadequate and materially misleading information in connection with the filing of the Schedule 14D-9 Solicitation/Recommendation Statement on October 15, 2009 and (iii) Parent aided and abetted the Company and the Company’s Board of Directors in such breaches. The complaint seeks class certification, unspecified damages and such other relief as the court may find just and proper. On October 22, 2009, plaintiff filed a motion for temporary restraining order and expedited discovery that seeks an order by the court that would temporarily restrain the consummation of the Merger until a hearing on a forthcoming motion for a preliminary injunction may be held. On October 26, 2009,the defendants filed a motion to dismiss, a motion to stay and an opposition to the plaintiff’s motion for a temporary restraining order and expedited discovery. Also on October 26, 2009, the court held a hearing at which it did not rule on any of the pending motions.
     On November 9, 2009, the parties in both the Delaware action and the Alabama action (collectively, the “Actions”) entered into a memorandum of understanding (the “Memorandum of Understanding”) reflecting an agreement-in-principle to settle both Actions on terms and conditions set forth in the Memorandum of Understanding. Pursuant to the Memorandum of Understanding, the Company agreed to make certain additional disclosures that are included in this Amendment No. 3, and plaintiffs, in turn, agreed to dismiss the Actions and release all claims and actions relating to the proposed transaction. In addition, the defendants agreed to pay or cause to be paid to plaintiffs attorneys fees and expenses in an amount to be ordered by the Court but not to exceed $700,000 for both Actions. The settlement is subject to, among other things, final court approval and consummation of the Offer.
     The settlement will not affect the amount of the Offer Price or the Merger Consideration.
     The defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions complained of in the aforementioned litigations or that they engaged in any wrongdoing. The defendants entered into the Memorandum of Understanding to eliminate the uncertainty, burden, risk, expense and distraction of further litigation.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

AVOCENT CORPORATION
By:	/s/ Samuel F. Saracino
Samuel F. Saracino
Executive Vice President of Legal and Corporate Affairs, General Counsel, and Secretary

Dated: November 10, 2009